FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2004

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted
by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted
by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicated below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the third quarter ended June 2004, furnished by the Registrant under this Form 6-K is incorporated by reference into the Registration Statement of Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant's Registration Statement on Form S-8 (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi

The word for fine paper



Form S-8 Version

conformed results for the quarter and nine months ended June 2004

Sappi is the world's leading producer of coated fine paper

Sales by product group *



Coated fine paper	63%
Uncoated fine paper	5%
Coated specialities	9%
Commodity paper	9%
Pulp	13%
Other	1%

Sales: where the product is sold *



Europe	42%
Southern Africa	15%
Asia and other	12%
North America	31%

Sales: where the product is manufactured *



Europe	45%
Southern Africa	25%
North America	30%

Geographic ownership **



Europe & ROW***	13%
Southern Africa	50%
North America	37%

*   for the nine months ended June 2004
** as at 30 June 2004
*** Rest of the world

magno   **HannoArt**   Lustro   Somerset

financial highlights · sappi

- EPS 18 US cents

- Results enhanced by plantation fair value and taxation credits

- Cash flow improves

- Southern African businesses' margins squeezed by Rand strength

- Global demand for coated paper recovering

summary

	Quarter ended			Nine months ended	
	June 2004	March 2004	June ** 2003	**June 2004**	June ** 2003
Sales (US$ million)	**1,188**	1,185	1,062	**3,493**	3,176
Operating profit (US$ million)	**60**	56	52	**116**	255
Operating profit to sales (%)	**5.1**	4.7	4.9	**3.3**	8.0
EBITDA (US$ million) *	**175**	173	146	**462**	529
EPS (US cents)	**18**	10	11	**19**	58
Headline EPS (US cents) *	**18**	10	11	**19**	58

* Refer to notes 1 and 2 of the Supplemental Information for reconcilliations of these numbers and definitions of these terms
** Restated for South African Generally Accepted Accounting Practice AC 137



1

comment

During the quarter we have seen continued demand growth in our major markets. Coated fine paper demand in North America and Europe grew strongly with apparent consumption up approximately 12% and 11% respectively compared to the equivalent quarter last year.

Prices for coated paper, however, remained low. In Europe the price increases announced for April were largely unrealised although the Euro price of our graphics paper did increase slightly compared to the prior quarter. The June price increases for coated paper in North America have been successful for non-contract business and are being phased in as price agreements expire.

Demand for pulp, particularly chemical cellulose pulp (dissolving pulp), was strong and NBSK pulp prices strengthened in the quarter to US$655 per ton. The average US dollar price for the quarter was approximately 17% above the equivalent quarter last year and 10% above the March quarter.

Sappi's earnings and headline earnings per share for the quarter were 18 US cents compared to 11 US cents for the equivalent quarter last year.

The quarter's results were enhanced by the favourable impact of applying the Agriculture Accounting Standard - AC 137 (IAS41) to our plantations, which added approximately US$21 million to net profit compared to applying our previous accounting standard.

Although costs were generally well managed, we continue to experience input cost inflation. In particular, higher prices of wood and energy in North America had an unfavourable impact on operating income of approximately US$9 million compared to the equivalent quarter last year. Selling, General and Administrative costs were US$8 million below the prior quarter but US$14 million above the equivalent quarter last year.

Net finance costs of US$30 million were slightly above the equivalent quarter last year; net interest paid was US$13 million lower but was offset by a swing from a foreign exchange gain to a small loss and a change in the fair value of financial instruments.

Taxation in the quarter reflects net tax credits of US$8 million resulting mainly from the net release of provisions as the result of the finalisation of tax audits and the reduction in Austrian deferred tax liabilities following the announced reduction in the Austrian tax rate from 34% to 25%.

2

cash flow   **sappi**

Strong cash generation was again a feature of our results. Cash generated by operations increased to US$154 million in the quarter compared to US$122 million in the equivalent quarter last year. There was a US$15 million reduction in working capital mainly as a result of increased payables.

Capital expenditure for the quarter was US$57 million and for the nine months was US$224 million, approximately 73% of depreciation.

3

operating review for the quarter

Sappi Fine Paper

	Quarter ended June 2004 US$ million	Quarter ended June 2003 US$ million	% change
Sales	957	874	9.5
Operating profit	4	33	(87.9)
Operating profit to sales (%)	0.4	3.8	-

Although there has been a strong improvement in demand, price levels in the quarter remained at cyclical lows.

The results of our fine paper division continued to be unfavourably impacted by our North American operations, which reported a loss for the quarter. The North American operating results returned to break-even in June.

Europe

	Quarter ended June 2004 US$ million	Quarter ended June 2003 US$ million	% change (US$)	% change (Euro)
Sales	512	481	6.4	(0.8)
Operating profit	18	14	28.6	19.9
Operating profit to sales (%)	3.5	2.9	-	-

Our total sales volume was 6% above the equivalent quarter last year. For coated fine paper our sales volume in Europe was approximately 14% higher, reflecting the strong apparent consumption growth but it was lower than the March quarter due to seasonal effects.

Although average prices for graphics paper showed some increase in the quarter we did not achieve the price increase which we announced for April. Compared to the equivalent quarter last year average prices realised in Euros were down 7%.

4



North America

	Quarter ended June 2004 US$ million	Quarter ended June 2003 US$ million	% change
Sales	363	319	13.8
Operating (loss) profit	(17)	9	-
Operating profit to sales (%)	-	2.8	-

The performance of our North American business was disappointing for the quarter, but operating results reached break-even in June supported by strong shipments and increasing prices. Our North American inventories declined by approximately 13% compared to March.

Our sales volumes were 27% higher than the equivalent quarter last year compared to a growth in US coated fine paper producers' shipments of approximately 19% but average prices realised were 10% lower notwithstanding the June price increase.

Higher wood and energy prices had unfavourable impacts of US$7 million and US$2 million respectively on operating profit compared to the equivalent quarter last year. However, compared to the March quarter the unfavourable impacts on operating profit were approximately US$3 million and US$1 million respectively. Wood costs have now largely stabilised.

We expect demand for our web products to remain strong in the final quarter and prices to improve further as the effect of the June increase is phased in. On 28 July 2004 we announced a further increase of US$60 per ton on web products effective immediately on new orders.

5

operating review for the quarter (continued)

South Africa

	Quarter ended June 2004 US$ million	Quarter ended June 2003 US$ million	% change (US$)	% change (Rand)
Sales	82	74	10.8	(4.2)
Operating profit	3	10	(70.0)	(74.1)
Operating profit to sales (%)	3.7	13.5	-	-

Our sales volume remained strong in the quarter. The Rand prices in the domestic market and Rand realisations from exports have, however, reduced as a result of the strong currency. This has resulted in a sharp reduction in margins and returns.

Sappi Forest Products

	Quarter ended June 2004 US$ million	Quarter ended June 2003 US$ million	% change (US$)	% change (Rand)
Sales	231	188	22.9	(6.2)
Operating profit	62	21	195.2	155.2
Operating profit to sales (%)	26.8	11.2	-	-

We experienced strong domestic demand for our packaging paper and newsprint in the quarter. Pulp prices continued to increase in Dollar terms, reflecting strong demand growth. Our chemical cellulose pulp (dissolving pulp) business continued to perform strongly.

The strong Rand has continued to squeeze our margins, particularly by reducing the rand realisation from exports.

The fair value adjustment to the value of our plantations in terms of accounting standard AC 137 had a significant impact on operating results in the quarter as a result of increased pulpwood prices.

6

group outlook   sappi

We are experiencing increased demand for coated paper worldwide and particularly in our major markets of Europe and North America.

As price levels for coated paper remain at low levels, achieving higher prices remains key to improving our profitability. We will realise further increases from the June announcement in North America during the fourth financial quarter. We have announced further price increases in North America and Europe.

Demand for chemical cellulose pulp (dissolving pulp) is also strong and prices have increased in line with NBSK pulp prices. Along with our other Southern African businesses the margins of this business continue to be squeezed by the strength of the Rand relative to the US Dollar.

We are clearly seeing an overall improvement in our business environment and expect some improvement in earnings per share in the fourth financial quarter; however, we will not achieve the full effect of the turnaround in our North American business until next year.

On behalf of the Board

J C A Leslie   **D G Wilson**
Director   Director   29 July 2004

sappi limited

(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284

7

forward - looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

8



Conformed financial results for the quarter and nine months ended June 2004   sappi

Form S-8 Version

9

group income statement

	Reviewed Quarter ended June 2004 US$ million	Reviewed Quarter ended June 2003 US$ million	% change	Reviewed Nine months ended June 2004 US$ million	Reviewed Nine months ended June 2003 US$ million	% change
Sales	1,188	1,062	11.9	3,493	3,176	10.0
Cost of sales	1,037	936		3,062	2,696	
Gross profit	151	126	19.8	431	480	(10.2)
Selling, general & administrative expenses	91	77		315	229	
	60	49		116	251	
Other income	-	3		-	4	
Operating profit	60	52	15.4	116	255	(54.5)
Net finance costs	30	29		84	90	
Net paid	26	39		78	93	
Capitalised	(1)	(1)		(2)	(2)	
Net foreign exchange losses (gains)	1	(6)		(5)	2	
Change in fair value of financial instruments	4	(3)		13	(3)	
Profit before tax	30	23	30.4	32	165	(80.6)
Taxation - current	2	5		20	36	
- deferred	(12)	(7)		(30)	(5)	
Net profit	40	25	60.0	42	134	(68.7)
Earnings per share (US cents)	18	11		19	58	
Weighted average number of shares in issue (millions)	226.3	229.1		226.3	229.5	
Diluted earnings per share (US cents)	17	11		18	58	
Weighted average number of shares on fully diluted basis (millions)	228.3	231.5		228.3	232.1	

10

group balance sheet   sappi

	Reviewed June 2004 US$ million	Audited Sept 2003 US$ million
ASSETS		
Non-current assets	**4,516**	4,242
Property, plant and equipment	**3,666**	3,554
Plantations	**544**	432
Deferred taxation	**36**	41
Other non-current assets	**270**	215
Current assets	**1,441**	1,575
Cash and cash equivalents	**387**	584
Trade and other receivables	**274**	290
Inventories	**780**	701
Total assets	**5,957**	5,817
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**2,083**	1,945
Non-current liabilities	**2,469**	2,541
Interest-bearing borrowings	**1,590**	1,742
Deferred taxation	**522**	517
Other non-current liabilities	**357**	282
Current liabilities	**1,405**	1,331
Interest-bearing borrowings	**382**	170
Bank overdraft	**64**	163
Taxation payable	**74**	82
Other current liabilities	**885**	916
Total equity and liabilities	**5,957**	5,817
Number of shares in issue at balance sheet date (millions)	**226.4**	226.9

11

group cash flow statement

	Reviewed Quarter ended June 2004 US$ million	Reviewed Quarter ended June 2003 US$ million	Reviewed Nine months ended June 2004 US$ million	Reviewed Nine months ended June 2003 US$ million
Cash generated by operations	**154**	122	**444**	495
Movement in working capital	**15**	(18)	**(129)**	(183)
Net finance costs	**(29)**	(31)	**(81)**	(92)
Taxation (paid) recovered	**(11)**	6	**(30)**	31
Dividend paid	**-**	-	**(66)**	(65)
Cash retained from operating activities	**129**	79	**138**	186
Cash effects of investing activities	**(62)**	(87)	**(247)**	(179)
	67	(8)	**(109)**	7
Cash effects of financing activities	**(13)**	138	**(112)**	141
Net movement in cash and cash equivalents	**54**	130	**(221)**	148

12

group statement of changes in shareholders' equity **sappi**

	Reviewed Nine months ended June 2004 US$ million	Reviewed Nine months ended June 2003 US$ million
Balance - beginning of year as reported	1,958	1,601
Change in accounting policy	(13)	(4)
Balance - beginning of year restated	1,945	1,597
Net profit	42	134
Foreign currency translation reserve	169	313
Revaluation of derivative instruments	3	(17)
Dividends declared - US$ 0.29 (2003: US$ 0.28) per share	(66)	(65)
Share buybacks net of transfers to participants of the share purchase trust	(10)	(24)
Balance - end of period	2,083	1,938

13

notes to the group results

1. Basis of preparation

The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2003, except for the new agriculture accounting standard - Agriculture - AC 137 (IAS 41) which became effective from the beginning of the current financial year.

The effect on equity for the above change is reflected in the Group statement of changes in shareholders' equity. The effect on net profit for the current quarter is an increase of US$21 million, net of US$11 million tax (March 2003 quarter: minimal impact; June 2003 quarter: decrease of US$4 million, net of US$1 million tax) and an increase of US$35 million, net of US$17 million tax for the nine months ended (June 2003: a decrease of US$5 million, net of US$2 million tax). Where appropriate, comparative figures have been restated. The restatement has decreased the basic and headline earnings per share by 2 US cents and 1 US cent for the June 2003 quarter, respectively and 3 US cents and 2 US cents for the nine months ended June 2003, respectively.

The preliminary results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2. Comparative figures

Comparative figures have been restated to take into account the effects of the new agriculture accounting standard which became effective from the beginning of the current financial year. The effect on operating profit is the inclusion of the fair value changes in the value of plantations and the expensing of the costs incurred to establish and maintain plantations (silviculture costs) and the amortisation of interest which had been previously capitalised. Net finance costs have increased. In terms of the new accounting standard, interest is no longer capitalised to the carrying value of plantations.

The effect on the cash flow statement is a reclassification of investments in plantations from cash utilised in investing activities to cash generated by operations. Net cash flows remain the same.

Operating profit has been restated to take into account the requirements of circular 3/2004 issued by the South African Institute of Chartered Accountants. Previously non-trading (profit) loss items were excluded from operating profit. The impact of the inclusion is an increase in operating profit of US$3 million for the quarter and US$4 million for the nine months ended June 2003.

In September 2003, cash and overdraft were restated to gross up amounts previously set-off. The June 2003 cash flow statement has been restated to take the effects of this into account.

14

	Reviewed Quarter ended June 2004 US$ million	Reviewed Quarter ended June 2003 US$ million	Reviewed Nine months ended June 2004 US$ million	Reviewed Nine months ended June 2003 US$ million
3. Operating profit				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation				
Depreciation of property, plant and equipment	102	89	305	259
Fellings *	12	5	39	14
Other amortisation	1	-	2	1
	115	94	346	274
Fair value adjustment (gains) on plantations (included in cost of sales)				
Changes in volume	(16)	(12)	(44)	(32)
Changes in fair value	(29)	1	(53)	-
	(45)	(11)	(97)	(32)
The above fair value adjustment (gains) have been partially offset by planting costs relating to plantations replenished	10	8	28	21
4. Capital expenditure				
Property, plant and equipment	57	70	224	170

* the amount charged against the income statement representing the standing value of the plantations harvested

15

notes to the group results (continued)

		Reviewed **June 2004** **US$ million**	Audited Sept 2003 US$ million
5.	**Capital commitments**		
	Contracted but not provided	**94**	86
	Approved but not contracted	**130**	193
		224	279
6.	**Contingent liabilities**		
	Guarantees and suretyships	**49**	47
	Other contingent liabilities	**3**	24

The reduction in other contingent liabilities reflects management's revised estimate of reasonably possible losses which could arise from taxation queries to which certain group companies are subject. These could give rise to additional taxation costs. However, management currently believes, based on legal counsel opinion, that no further material costs will arise.

16

supplemental information

additional information

	Reviewed Quarter ended June 2004 US$ million	Reviewed Quarter ended June 2003 US$ million	Reviewed Nine months ended June 2004 US$ million	Reviewed Nine months ended June 2003 US$ million
1. Net profit to EBITDA * reconciliation				
Net profit	**40**	25	**42**	134
Net finance costs	**30**	29	**84**	90
Taxation - current	**2**	5	**20**	36
- deferred	**(12)**	(7)	**(30)**	(5)
Depreciation	**102**	89	**305**	259
Amortisation (including fellings)	**13**	5	**41**	15
EBITDA *	**175**	146	**462**	529

* Earnings before interest (net finance costs), tax, depreciation and amortisation

In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude interest (net finance costs), taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain other income/expenses (previously non-trading profit/loss) as part of EBITDA. The comparative information has been restated to take this into account. The effect on EBITDA for the amended definition is an increase of US$3 million for the quarter and US$4 million for the nine months ended June 2003. There was no impact on the current quarter and nine months ended June 2004.

We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

17

supplemental information

sappi

additional information (continued)

	Reviewed Quarter ended June 2004 US$ million	Reviewed Quarter ended June 2003 US$ million	**Reviewed Nine months ended June 2004 US$ million**	Reviewed Nine months ended June 2003 US$ million
2. Calculation of Headline * earnings				
Net profit	**40**	25	**42**	134
Profit on disposal of business and property, plant & equipment	**-**	(2)	**-**	(3)
Mill closure costs	**-**	-	**-**	1
Headline earnings *	**40**	23	**42**	132
Headline earnings per share (US cents) *	**18**	11	**19**	58
Weighted average number of shares in issue (millions)	**226.3**	229.1	**226.3**	229.5
Diluted headline earnings per share (US cents)*	**17**	10	**18**	57
Weighted average number of shares on fully diluted basis (millions)	**228.3**	231.5	**228.3**	232.1

* *Headline earnings disclosure is required by the JSE Securities Exchange South Africa*

	June 2004	March 2004	Dec 2003	Sept 2003	June 2003
3. Exchange rates:					
Period end rate: US $1 = ZAR	**6.3224**	6.5738	6.7951	7.1288	7.4300
Average rate for the Quarter: US $1 = ZAR	**6.5953**	6.8054	6.8569	7.3866	7.6305
Average rate for the YTD: US $1 = ZAR	**6.7661**	6.8363	6.8569	8.3300	8.6173
Period end rate: EUR 1 = US$	**1.2138**	1.2150	1.2410	1.1475	1.1417
Average rate for the Quarter: EUR 1 = US$	**1.2051**	1.2497	1.1887	1.1328	1.1236
Average rate for the YTD : EUR 1 = US$	**1.2118**	1.2161	1.1887	1.0804	1.0655

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

- Assets and liabilities at rates of exchange ruling at period end; and

- Income, expenditure and cash flow items at average exchange rates.

18

supplemental information   sappi

regional information

	Quarter ended June 2004 Metric tons (000's)	Quarter ended June 2003 Metric tons (000's)	% change	Nine months ended June 2004 Metric tons (000's)	Nine months ended June 2003 Metric tons (000's)	% change
Sales						
Fine Paper - North America	381	301	26.6	1,080	1,012	6.7
Europe	580	546	6.2	1,779	1,663	7.0
Southern Africa	85	78	9.0	231	221	4.5
Total	1,046	925	13.1	3,090	2,896	6.7
Forest Products - Pulp and paper operations	369	348	6.0	1,126	1,080	4.3
Forestry operations	416	323	28.8	1,074	930	15.5
Total	1,831	1,596	14.7	5,290	4,906	7.8

	Reviewed Quarter ended June 2004 US$ million	Reviewed Quarter ended June 2003 US$ million	% change	Reviewed Nine months ended June 2004 US$ million	Reviewed Nine months ended June 2003 US$ million	% change
Sales						
Fine Paper - North America	363	319	13.8	1,018	1,026	(0.8)
Europe	512	481	6.4	1,586	1,418	11.8
Southern Africa	82	74	10.8	225	196	14.8
Total	957	874	9.5	2,829	2,640	7.2
Forest Products - Pulp and paper operations	212	174	21.8	616	497	23.9
Forestry operations	19	14	35.7	48	39	23.1
Total	1,188	1,062	11.9	3,493	3,176	10.0
Operating profit						
Fine Paper - North America	(17)	9	-	(91)	38	-
Europe	18	14	28.6	60	95	(36.8)
Southern Africa	3	10	(70.0)	11	29	(62.1)
Total	4	33	(87.9)	(20)	162	-
Forest Products	62	21	195.2	145	91	59.3
Corporate	(6)	(2)	200.0	(9)	2	-
Total	60	52	15.4	116	255	(54.5)

19

sappi ordinary shares



ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



20

notes   **sappi**

21

notes

22

this report is available on the Sappi website
www.sappi.com



Transfer Secretaries:

South Africa:	*United States*	*United Kingdom:*
Computershare Investor	*ADR Depository:*	Capita Registrars
Services 2004 (Pty) Limited	The Bank of New York	The Registry
70 Marshall Street	Investor Relations	34 Beckenham Road
Johannesburg 2001	PO Box 11258	Beckenham, Kent
PO Box 61051	Church Street Station	BR3 4TU, DX 91750
Marshalltown 2107	New York, NY 10286-1258	Beckenham West
Tel +27 (0)11 370 5000	Tel +1 610 382 7836	Tel +44 (0)208 639 2157

www.sappi.com

Printed on Sappi Avalon Supreme Art Matt 250g/m² and 150g/m²

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2004

SAPPI LIMITED,

by /s/   D.G. Wilson
        Name: D.G. Wilson
        Title: Executive Director: Finance